

March 15, 2012

Via E-mail
Mark E. Woodward
President and Chief Executive Officer
E2open, Inc.
4100 East Third Avenue, Suite 400
Foster City, CA 94404

      Re: E2open, Inc.
              Registration Statement on Form S-1
              Filed February 17, 2012
              File No. 333-179558

Dear Mr. Woodward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

Prospectus Summary, page 1

3.   Please provide support for the assertion that you are a "leading" provider of cloud-based, on-demand software solutions. In this regard, we note that throughout the prospectus you frequently refer to your customers, vendors, partners, solutions, etc. as "leading." Please provide support for these various claims or revise your disclosure to identify the parties by name or otherwise demonstrate their leadership positions.

4.   With respect to all third-party statements in your prospectus—such as market data by Gartner, Inc.—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

5.   Please provide a balanced discussion of your financial condition in the prospectus summary, in the overview of the Management's Discussion and Analysis section, and in the Business section. For instance, consider disclosing your accumulated deficit and that you had net operating losses in two of the past three years. Also, it appears that you should clarify that the $42.7 million in revenues for the nine months ended November 30, 2011 reflects a recent change in accounting guidance and that the revenues would have been $35.5 million if the previous accounting guidance were in effect.

6.   Please expand the prospectus summary to disclose the interests of the principal shareholders, directors and executive officers. In this regard, we note your disclosure that the principal shareholders, directors and executive officers will continue to have substantial control over the company by retaining a majority of the voting power after completion of the offering.

The Offering, page 6

7.   We note that you plan to effect a reverse stock split prior to the effectiveness of the registration statement. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

Summary Consolidated Financial Information, page 8

8.   We note your disclosure on page 35 that you may use a portion of the proceeds to repay debt. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures.

We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

9.   Please explain your basis for reflecting the 6.6 million in preferred stock warrants as outstanding common stock in your pro forma information throughout the filing including on pages 8, 41 and F-15. Also, please explain to us why there appears to be an inconsistent presentation of these warrants. In this regard, we note that the pro forma amounts in your Capitalization table on page 36 reflect the conversion of the preferred stock warrants to common stock warrants but do not reflect the exercise of the warrants into common stock.

Risk Factors

As a result of becoming a public company, we will be obligated to develop and maintain a system of effective internal controls over financial reporting…, page 29

10.   You state that you will be required to furnish a report by management on, among other things, the effectiveness of your internal control over financial reporting "for the first fiscal year beginning after the effective date of this offering." Please revise your risk factor to clarify that this report will be required in your second annual report as a reporting company. See Instruction 1 to Item 308 of Regulation S-K.

Use of Proceeds, page 35

11.   To the extent known, discuss the "general corporate purposes" for which the net proceeds of this offering are intended to be used. This section does not require disclosure of definitive plans and it is appropriate to discuss preliminary plans such as the type of capital expenditures you anticipate making and the nature of the expansion of your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

12.   Consider expanding your overview section to provide a balanced, executive-level discussion that identifies and gives insight into the material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss the risks and uncertainties involved in entering new vertical markets and expanding your target market to include mid-market customers. Also, consider discussing how you will evaluate strategic acquisitions of technologies, solutions and businesses.

13.   Please revise to disclose the number of Enterprise customers for each period presented as this appears to be material information to the users of your financial statements since you

generate substantially all of your revenues from Enterprise customers. We refer you to Section III.B.1 of SEC Release 33-8350.

Key Operating Performance Measures, page 47

14.   We note that you identify bookings, billings and backlog as key operating performance measures, but do not provide quantitative data with respect to billings and backlog for the periods presented in the financial statements. Quantitative disclosure would provide investors contextual information to help evaluate your business. Please consider including this information in tabular format as you do for your other performance measures.

15.   We note that you define the "number of unique registered trading partners" as the number of distinct trading partner entities connected to the E2open Business Network that use your solutions and define the "number of unique registered users" as the number of individuals within your customers' organizations and their trading partners who are authorized to use and access your software applications. Please clarify whether the number of unique registered trading partners and the number of unique registered users reflect current partners or users over a discrete time period or whether these performance measures capture all partners and users who have ever been connected to or used your solutions.

Results of Operations, page 52

16.   Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, discuss the underlying events that affected the increase in revenue from the growth of your customer base and the sales of additional software solutions and professional services to existing customers in fiscal years 2011, 2010 and the nine month ended November 30, 2011. Explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events.

17.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, your disclosures on page 57 indicate that revenues increased in fiscal 2011 as a result of growth in your customer base, up-sell to existing customers and the commencement of revenue recognition on customer arrangements upon implementation of your on-demand solutions and delivery of professional services, however, you provide no indication of the impact of each factor. We also note that, you indicate on page 56 that you experienced growth in your revenue for the last three fiscal years largely due to the addition of new customers, renewals and sales of additional solutions and services to existing customers. Please revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

18.   Revise your disclosures to explain the extent to which increases/decreases in your subscription and support and professional service revenues were attributable to changes in price and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

19.   Please tell us what consideration you have given to discussing the changes in revenue by geographic area. In this regard, we note that your disclosures on page F-33 appear to show that international revenues are increasing and are becoming more significant to your operations. We refer you to Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 63

20.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items however you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Adequacy of Capital Resources, page 65

21.   We note from your disclosures that you believe your cash and cash equivalents, the proceeds from this offering, funds available under your credit facility and cash flows from operations will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Our Indebtedness, page 65

22.   Please disclose the terms of any material debt covenants related to your credit facility.

Contractual Obligations, Commitments and Contingencies, page 66

23.   We note your disclosure on page F-24 of your unrecognized tax benefits, however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. Please revise accordingly.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 70

24.   Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, when your estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

25.   Please revise your disclosures to disclose the significant multiples used for each valuation period. Also, revise to disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

26.   We note that in your valuation for the Third Quarter of Fiscal 2012 you placed equal weighting to the option pricing method and PWERM. Please explain to us why you used a weighting of these two methods for this valuation period. In this regard, we note that for each valuation before and after this one you only used PWERM.

27.   Please clarify your disclosures on page 74 which indicate that the business equity value of $224.1 million for the Fourth Quarter of Fiscal 2012 was determined using the probability-weighted expected return method. In this regard, we note your disclosures on page 71 which indicate that you used the market-based approach to determine the business enterprise value.

Business

Our Customers, page 89

28.   It appears that two customers each accounted for at least 10% of your revenues in fiscal year 2011 and in the nine months ended November 30, 2011. Please disclose the names of these customers pursuant to Item 101(c)(1)(vii) of Regulation S-K and discuss the material terms of your agreements with these customers. In addition, please file these agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed, quantitative analysis supporting any assertion that these agreements are not required to be filed.

29.   We note both here and in the summary section that you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your

revenues each identified customer represents or otherwise indicate their level of significance.

Executive Compensation

Total Compensation Review, page 107

30.   You state that you do not benchmark your compensation program against any survey group of peer companies, but we note your disclosure on page 107 that the compensation committee reviews market information obtained from surveys such as Radford and Option Impact to use as a "reference point" in determining executive compensation. It appears that you may be benchmarking your compensation in part by using compensation data about other "technology companies with similar revenue levels ($50,000,000 - $100,000,000 in annual revenue)" as a reference point in part to base, justify or provide a framework for your compensation decisions. Accordingly, it appears that you should disclose the component companies in these surveys. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and revise or advise why you believe that this information is not required.

Bonuses, page 108

31.   You disclose that David Packer participated in a sales incentive plan and that Robert Schoenthaler participated in an individual incentive plan that would award bonuses based on certain performance targets. We note that you have not provided a quantitative discussion of these performance targets, such as the annual billings, booking and new customer targets in the case of Mr. Packer and financial targets relating to the professional services billing and professional services gross margins in the case of Mr. Schoenthaler. Please disclose the quantitative targets for each performance measure used under each plan.

If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

Principal and Selling Stockholders, page 132

32.   Please expand the disclosure in the footnotes to the table on page 133 to indicate the number of Series AA, Series BB, Series CC, and Series D preferred shares held by each of the executive officers and directors, holders of more than five percent of the shares, and the selling shareholders.

Underwriting, page 147

33.   You state that the expenses of the offering, not including the underwriting discount, will
        be payable by the company and the selling shareholders. We note that your disclosure on
        page 35 states that the company will bear the costs associated with the sale of the
        common stock by the selling shareholders. Please advise.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

34.   Please quantify the amount revenues generated from perpetual licenses for each period
        presented. If these revenue are material, pleas revise your revenue recognition policy to
        clarify how you account for perpetual licenses.

35.   Revise your disclosures to further describe how you recognize professional service
        revenues sold on either a fixed fee or time and materials basis. For example, if you use
        the proportional performance for your fixed fee arrangements, clarify how performance
        was determined (i.e. output and input-based estimates).

36.   Please tell us how you determined that the professional services sold in conjunction with
        your on-demand software solutions have standalone value. We refer you to ASC 605-25-
        25-5.

37.   Please describe for us, in greater detail the significant factors, inputs, assumptions and
        methods used to determine the estimated selling price for the deliverables in your
        multiple element arrangements.

Net Income (Loss) Per Share Attributable to Common Stockholders, page F-13

38.   We note that undistributed net losses are only being allocated to common stockholders
        for purposes of calculating earnings per share. Revise your disclosures to clarify whether
        the preferred shareholders are contractually obligated to share in any losses.

Note 12. Income Taxes, page F-22

39.   Please revise your disclosures to include a description of the tax years that remain subject
        to examination by major tax jurisdictions. We refer you to ASC 740-10-50-15(e).

40.   We note that federal income taxes have not been provided on $224,000 of undistributed
        earnings of foreign subsidiaries because such amounts are intended to be indefinitely
        reinvested. Revise to disclose the amount of the unrecognized deferred tax liability or

include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

Note 17. Significant Customer Information, page F-32

41.   Tell us whether you have long-lived assets in an individual foreign country that are material. We refer you to ASC 280-10-50-41(b).

Exhibits

42.   We note that you intend to file a number of the exhibits by amendment. We will review those exhibits as they are submitted; however, please provide us with a reasonable amount of time for review.

43.   Please tell us what consideration you have given to filing any agreements with your certified operators, such as Exostar and Camelot Information Systems Inc., and data centers. We note your disclosure on page 19 that your business could suffer in the event that your data center or third-party internet service provider arrangements are terminated. It appears that you may be substantially dependent upon these agreements and that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

44.   Please tell us whether you intend to file the offer letter with David P. Hale as an exhibit to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Aaron J, Alter
        Wilson Sonsini Goodrich & Rosati, P.C.